FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Corrections to Consolidated Financial Results for the Third Quarter ended December 31, 2007 (originally filed with the Tokyo Stock Exchange on February 5, 2008), which was filed with the Tokyo Stock Exchange on August 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2008

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name:	Noriaki Yamaguchi
Title:	Representative Director and CFO

August 1, 2008

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766

First Section of the Tokyo Stock Exchange

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5771-0222

Corrections to Consolidated Financial Results

for the Third Quarter Ended December 31, 2007

Konami Corporation hereby gives notice of the following corrections to the “Consolidated Financial Results for the Third Quarter Ended December 31, 2007 (Prepared in Accordance with U.S. GAAP)”, announced on February 5, 2008.

I.	Corrected Statement

Consolidated Financial Results for the Third Quarter ended December 31, 2007 (Prepared in Accordance with U.S. GAAP) (announced on February 5, 2008)

II.	Reason for Correction

Our consolidated financial results are disclosed in accordance with U.S. GAAP, and with respect to software products which have multiple elements, revenue is recognized in accordance with the American Institute of Certified Public Accountants’ Statement of Position (hereinafter “SOP”) 97-2, Software Revenue Recognition.

SOP 97-2 requires that, with regard to game software which has online play functionality, revenue for the delivered package software element and revenue for the undelivered online services element should be separated based on the vender-specific objective evidence of fair value (VSOE). If VSOE does not exist for the undelivered online services, SOP 97-2 requires that the entire revenue from the sale of the package software be deferred and recognized over the estimated online service period.

Taking into account the rise in significance of online services in our game software business, we began to recognize the entire revenue of our package games with online functionality over the estimated online service period in accordance with SOP 97-2 starting from the fiscal year ended March 31, 2008. Accordingly, we re-evaluated the implications of such revenue recognition for each quarter of the fiscal year ended March 31, 2008, and concluded that the consolidated financial results for the third quarter needed to be corrected.

With respect to the results for the fiscal year ended March 31, 2008, SOP 97-2 has already been factored into our accounting procedures, and there are no items requiring correction.

III.	Correction Format

The amounts corrected are underlined.

<Page 1>

1.	Consolidated Financial Results for the Third Quarter Ended December 31, 2007 and for the Nine Months Ended December 31, 2007

(1)	Consolidated Results of Operations

(Before amendment)

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Third quarter ended December 31, 2007	¥95,987	¥19,112	¥18,859	¥11,622
% change from previous period	3.4	15.3	13.0	22.7
Third quarter ended December 31, 2006	92,838	16,583	16,688	9,473
% change from previous period	15.1	1.2	7.0	(2.1)

Nine months ended December 31, 2007	¥229,730	¥32,154	¥31,934	¥17,910
% change from previous period	8.1	20.4	20.2	22.8
Nine months ended December 31, 2006	212,437	26,698	26,572	14,587
% change from previous period	10.3	12.0	(11.2)	(12.3)

Year ended March 31, 2007	280,279	28,145	27,567	16,211

	Basic net income per share	Diluted net income per share
Third quarter ended December 31, 2007	¥84.64	¥84.62
Third quarter ended December 31, 2006	69.03	69.00

Nine months ended December 31, 2007	¥130.46	¥130.43
Nine months ended December 31, 2006	106.33	106.27

Year ended March 31, 2007	118.15	118.09

(After amendment)

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Third quarter ended December 31, 2007	¥89,003	¥14,568	¥14,315	¥8,913
% change from previous period	(4.1)	(12.2)	(14.2)	(5.9)
Third quarter ended December 31, 2006	92,838	16,583	16,688	9,473
% change from previous period	15.1	1.2	7.0	(2.1)

Nine months ended December 31, 2007	¥222,746	¥27,610	¥27,390	¥15,201
% change from previous period	4.9	3.4	3.1	4.2
Nine months ended December 31, 2006	212,437	26,698	26,572	14,587
% change from previous period	10.3	12.0	(11.2)	(12.3)

Year ended March 31, 2007	280,279	28,145	27,567	16,211

	Basic net income per share	Diluted net income per share
Third quarter ended December 31, 2007	¥64.91	¥64.89
Third quarter ended December 31, 2006	69.03	69.00

Nine months ended December 31, 2007	¥110.72	¥110.70
Nine months ended December 31, 2006	106.33	106.27

Year ended March 31, 2007	118.15	118.09

(2)	Consolidated Financial Position

(Before amendment)

	(Millions of Yen, except per share data)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Stockholders’ equity per share
December 31, 2007	¥319,902	¥185,167	57.9%	¥1,348.54
December 31, 2006	300,434	172,707	57.5%	1,258.34

March 31, 2007	304,657	174,662	57.3%	1,272.54

(After amendment)

	(Millions of Yen, except per share data)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Stockholders’ equity per share
December 31, 2007	¥324,109	¥182,458	56.3%	¥1,328.81
December 31, 2006	300,434	172,707	57.5%	1,258.34

< Page 4>

1.	Business Performance

Overview for the third quarter ended December 31, 2007

(Before amendment)

In terms of financial performance, consolidated net revenue was ¥95,987 million during the current quarter (a 3.4% increase from the same period in the previous year) and ¥229,730 million for the nine months ended December 31, 2007 (a 8.1% increase from the same period in the previous year). Results of our operating income amounted to ¥19,112 million during the current quarter (a 15.3% increase from the same period in the previous year) and ¥32,154 million for the nine months ended December 31, 2007 (a 20.4% increase from the same period in the previous year). Consolidated net income amounted to ¥11,622 million during the current quarter (a 22.7% increase from the same period in the previous year) and ¥17,910 million for the nine months ended December 31, 2007 (a 22.8% increase from the same period in the previous year).

(After amendment)

In terms of financial performance, consolidated net revenue was ¥89,003 million during the current quarter (a 4.1% decrease from the same period in the previous year) and ¥222,746 million for the nine months ended December 31, 2007 (a 4.9% increase from the same period in the previous year). Results of our operating income amounted to ¥14,568 million during the current quarter (a 12.2% decrease from the same period in the previous year) and ¥27,610 million for the nine months ended December 31, 2007 (a 3.4% increase from the same period in the previous year). Consolidated net income amounted to ¥8,913 million during the current quarter (a 5.9% decrease from the same period in the previous year) and ¥15,201 million for the nine months ended December 31, 2007 (a 4.2% increase from the same period in the previous year).

<Page 5>

Performance by business segment

Summary of net revenues by business segment:

(Before amendment)

	Millions of Yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	% change
Digital Entertainment	¥129,447	¥141,140	9.0
Health & Fitness	66,636	64,985	(2.5)
Gaming & System	11,847	12,645	6.7
Other and Eliminations	4,507	10,960	143.2

Consolidated net revenues	¥212,437	¥229,730	8.1

(After amendment)

	Millions of Yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	% change
Digital Entertainment	¥129,447	¥134,156	3.6
Health & Fitness	66,636	64,985	(2.5)
Gaming & System	11,847	12,645	6.7
Other and Eliminations	4,507	10,960	143.2

Consolidated net revenues	¥212,437	¥222,746	4.9

Digital Entertainment segment:

(Before amendment)

In terms of financial performance, the Digital Entertainment segment recorded consolidated net revenues of ¥67,162 million during the current quarter (a 1.9% increase from the same period in the previous year) and ¥141,140 million for the nine months ended December 31, 2007 (a 9.0% increase from the same period in the previous year).

(After amendment)

In terms of financial performance, the Digital Entertainment segment recorded consolidated net revenues of ¥60,178 million during the current quarter (a 8.7% decrease from the same period in the previous year) and ¥134,156 million for the nine months ended December 31, 2007 (a 3.6% increase from the same period in the previous year).

<Page 8>

3.	Consolidated Balance Sheets (Unaudited): ASSETS

(Before amendment)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,745		¥49,403		¥57,333		$432,790
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥592 million, ¥530 million ($4,643 thousand) and ¥540 million at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	46,953		45,730		29,729		400,613
Inventories	24,573		24,027		24,236		210,486
Deferred income taxes, net	17,266		17,802		14,877		155,953
Prepaid expenses and other current assets	6,851		11,641		12,086		101,980

Total current assets	139,388	46.4	148,603	46.5	138,261	45.4	1,301,822

PROPERTY AND EQUIPMENT, net	45,317	15.1	59,573	18.6	53,294	17.5	521,883

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	644		649		701		5,686
Investments in affiliates	6,054		6,343		6,213		55,567
Identifiable intangible assets	38,606		38,066		38,585		333,474
Goodwill	23,153		22,518		22,738		197,267
Lease deposits	26,318		26,649		24,906		233,456
Deferred income taxes, net	3,266		1,730		2,593		15,155
Other assets	17,688		15,771		17,366		138,160

Total investments and other assets	115,729	38.5	111,726	34.9	113,102	37.1	978,765

TOTAL ASSETS	¥300,434	100.0	¥319,902	100.0	¥304,657	100.0	$2,802,470

(After amendment)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,745		¥49,403		¥57,333		$432,790
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥592 million, ¥530 million ($4,643 thousand) and ¥540 million at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	46,953		45,730		29,729		400,613
Inventories	24,573		26,466		24,236		231,853
Deferred income taxes, net	17,266		19,570		14,877		171,441
Prepaid expenses and other current assets	6,851		11,641		12,086		101,980

Total current assets	139,388	46.4	152,810	47.1	138,261	45.4	1,338,677

PROPERTY AND EQUIPMENT, net	45,317	15.1	59,573	18.4	53,294	17.5	521,883

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	644		649		701		5,686
Investments in affiliates	6,054		6,343		6,213		55,567
Identifiable intangible assets	38,606		38,066		38,585		333,474
Goodwill	23,153		22,518		22,738		197,267
Lease deposits	26,318		26,649		24,906		233,456
Deferred income taxes, net	3,266		1,730		2,593		15,155
Other assets	17,688		15,771		17,366		138,160

Total investments and other assets	115,729	38.5	111,726	34.5	113,102	37.1	978,765

TOTAL ASSETS	¥300,434	100.0	¥324,109	100.0	¥304,657	100.0	$2,839,325

<Page 9>

3.	Consolidated Balance Sheets (Unaudited): LIABILITIES AND STOCKHOLDERS’ EQUITY

(Before amendment)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥22,616		¥7,807		¥23,073		$68,392
Trade notes and accounts payable	24,100		20,828		24,002		182,462
Accrued income taxes	8,845		9,568		1,740		83,820
Accrued expenses	21,105		23,002		19,179		201,507
Deferred revenue	6,076		5,623		5,661		49,260
Other current liabilities	5,820		9,698		8,811		84,958

Total current liabilities	88,562	29.5	76,526	23.9	82,466	27.1	670,399
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	16,386		32,555		24,248		285,195
Accrued pension and severance costs	2,687		2,677		2,708		23,452
Deferred income taxes, net	11,975		12,459		12,207		109,145
Other long-term liabilities	5,482		6,669		5,669		58,423

Total long-term liabilities	36,530	12.1	54,360	17.0	44,832	14.7	476,215

TOTAL LIABILITIES	125,092	41.6	130,886	40.9	127,298	41.8	1,146,614

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,635	0.9	3,849	1.2	2,697	0.9	33,719

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at December 31, 2006, December 31, 2007 and March 31, 2007	47,399	15.8	47,399	14.8	47,399	15.6	415,234
Additional paid-in capital	77,184	25.7	77,220	24.2	77,213	25.3	676,478
Legal reserve	284	0.1	284	0.1	284	0.1	2,488
Retained earnings	60,936	20.3	73,057	22.8	62,560	20.5	640,009
Accumulated other comprehensive income	5,330	1.7	5,469	1.7	5,617	1.8	47,911
Treasury stock, at cost- 6,307,387 shares, 6,246,880 shares and 6,300,970 shares at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	(18,426)	(6.1)	(18,262)	(5.7)	(18,411)	(6.0)	(159,983)

Total stockholders’ equity	172,707	57.5	185,167	57.9	174,662	57.3	1,622,137

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥300,434	100.0	¥319,902	100.0	¥304,657	100.0	$2,802,470

(After amendment)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥22,616		¥7,807		¥23,073		$68,392
Trade notes and accounts payable	24,100		20,828		24,002		182,462
Accrued income taxes	8,845		9,568		1,740		83,820
Accrued expenses	21,105		23,002		19,179		201,507
Deferred revenue	6,076		12,607		5,661		110,442
Other current liabilities	5,820		9,630		8,811		84,362

Total current liabilities	88,562	29.5	83,442	25.7	82,466	27.1	730,985
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	16,386		32,555		24,248		285,195
Accrued pension and severance costs	2,687		2,677		2,708		23,452
Deferred income taxes, net	11,975		12,459		12,207		109,145
Other long-term liabilities	5,482		6,669		5,669		58,423

Total long-term liabilities	36,530	12.1	54,360	16.8	44,832	14.7	476,215

TOTAL LIABILITIES	125,092	41.6	137,802	42.5	127,298	41.8	1,207,200

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,635	0.9	3,849	1.2	2,697	0.9	33,719

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at December 31, 2006, December 31, 2007 and March 31, 2007	47,399	15.8	47,399	14.6	47,399	15.6	415,234
Additional paid-in capital	77,184	25.7	77,220	23.8	77,213	25.3	676,478
Legal reserve	284	0.1	284	0.1	284	0.1	2,488
Retained earnings	60,936	20.3	70,348	21.7	62,560	20.5	616,278
Accumulated other comprehensive income	5,330	1.7	5,469	1.7	5,617	1.8	47,911
Treasury stock, at cost- 6,307,387 shares, 6,246,880 shares and 6,300,970 shares at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	(18,426)	(6.1)	(18,262)	(5.6)	(18,411)	(6.0)	(159,983)

Total stockholders’ equity	172,707	57.5	182,458	56.3	174,662	57.3	1,598,406

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥300,434	100.0	¥324,109	100.0	¥304,657	100.0	$2,839,325

<Page 10>

4.	Consolidated Statements of Income (Unaudited)

(For the nine months ended December 31, 2007)

(Before amendment)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007		Nine months ended December 31, 2007
		%		%		%
NET REVENUES:
Product sales revenue	¥151,644		¥170,197		¥199,620		$1,490,994
Service revenue	60,793		59,533		80,659		521,533

Total net revenues	212,437	100.0	229,730	100.0	280,279	100.0	2,012,527

COSTS AND EXPENSES:
Costs of products sold	87,201		99,647		118,806		872,948
Costs of services rendered	56,731		55,229		74,700		483,828
Selling, general and administrative	41,807		42,700		58,628		374,069

Total costs and expenses	185,739	87.4	197,576	86.0	252,134	90.0	1,730,845

Operating income	26,698	12.6	32,154	14.0	28,145	10.0	281,682

OTHER INCOME (EXPENSES):
Interest income	589		699		821		6,124
Interest expense	(703)		(791)		(985)		(6,930)
Other, net	(12)		(128)		(414)		(1,121)

Other income (expenses), net	(126)	(0.1)	(220)	(0.1)	(578)	(0.2)	(1,927)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	26,572	12.5	31,934	13.9	27,567	9.8	279,755
INCOME TAXES	11,562	5.4	13,000	5.7	10,919	3.9	113,885
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	15,010	7.1	18,934	8.2	16,648	5.9	165,870
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	501	0.2	1,159	0.5	575	0.2	10,154
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	78	0.0	135	0.1	138	0.0	1,183

NET INCOME	¥14,587	6.9	¥17,910	7.8	¥16,211	5.7	$156,899

	Yen			U.S. Dollar
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
PER SHARE DATA:
Basic net income per share	¥106.33	¥130.46	¥118.15	$1.14
Diluted net income per share	106.27	130.43	118.09	1.14

Weighted-average common share outstanding	137,187,117	137,282,833	137,202,151
Diluted weighted-average common shares outstanding	137,261,200	137,318,036	137,271,645

(After amendment)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007		Nine months ended December 31, 2007
		%		%		%
NET REVENUES:
Product sales revenue	¥151,644		¥163,213		¥199,620		$1,429,812
Service revenue	60,793		59,533		80,659		521,533

Total net revenues	212,437	100.0	222,746	100.0	280,279	100.0	1,951,345

COSTS AND EXPENSES:
Costs of products sold	87,201		97,207		118,806		851,573
Costs of services rendered	56,731		55,229		74,700		483,828
Selling, general and administrative	41,807		42,700		58,628		374,069

Total costs and expenses	185,739	87.4	195,136	87.6	252,134	90.0	1,709,470

Operating income	26,698	12.6	27,610	12.4	28,145	10.0	241,875

OTHER INCOME (EXPENSES):
Interest income	589		699		821		6,124
Interest expense	(703)		(791)		(985)		(6,930)
Other, net	(12)		(128)		(414)		(1,121)

Other income (expenses), net	(126)	(0.1)	(220)	(0.1)	(578)	(0.2)	(1,927)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	26,572	12.5	27,390	12.3	27,567	9.8	239,948
INCOME TAXES	11,562	5.4	11,165	5.0	10,919	3.9	97,810
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	15,010	7.1	16,225	7.3	16,648	5.9	142,138
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	501	0.2	1,159	0.5	575	0.2	10,154
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	78	0.0	135	0.1	138	0.0	1,183

NET INCOME	¥14,587	6.9	¥15,201	6.9	¥16,211	5.7	$133,167

	Yen			U.S. Dollar
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
PER SHARE DATA:
Basic net income per share	¥106.33	¥110.72	¥118.15	$0.97
Diluted net income per share	106.27	110.70	118.09	0.97

Weighted-average common share outstanding	137,187,117	137,282,833	137,202,151
Diluted weighted-average common shares outstanding	137,261,200	137,318,036	137,271,645

<Page 11>

4.	Consolidated Statements of Income (Unaudited)

(For the third quarter ended December 31, 2007)

(Before amendment)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2006		Third quarter ended December 31, 2007		Third quarter ended December 31, 2007
		%		%
NET REVENUES:
Product sales revenue	¥72,291		¥76,658		$671,555
Service revenue	20,547		19,329		169,330

Total net revenues	92,838	100.0	95,987	100.0	840,885

COSTS AND EXPENSES:
Costs of products sold	41,654		43,263		379,001
Costs of services rendered	18,934		17,021		149,111
Selling, general and administrative	15,667		16,591		145,344

Total costs and expenses	76,255	82.1	76,875	80.1	673,456

Operating income	16,583	17.9	19,112	19.9	167,429

OTHER INCOME (EXPENSES):
Interest income	191		194		1,699
Interest expense	(124)		(275)		(2,409)
Other, net	38		(172)		(1,507)

Other income (expenses), net	105	0.1	(253)	(0.3)	(2,217)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	16,688	18.0	18,859	19.6	165,212
INCOME TAXES	7,089	7.7	7,012	7.3	61,428
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	9,599	10.3	11,847	12.3	103,784
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	123	0.1	213	0.2	1,866
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(3)	(0.0)	(12)	(0.0)	(105)

NET INCOME	¥9,473	10.2	¥11,622	12.1	$101,813

	Yen		U.S. Dollar
	Third quarter ended December 31, 2006	Third quarter ended December 31, 2007	Third quarter ended December 31, 2007
PER SHARE DATA:
Basic net income per share	¥69.03	¥84.64	$0.74
Diluted net income per share	69.00	84.62	0.74

Weighted-average common share outstanding	137,239,132	137,307,136
Diluted weighted-average common shares outstanding	137,296,666	137,336,172

(After amendment)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2006		Third quarter ended December 31, 2007		Third quarter ended December 31, 2007
		%		%
NET REVENUES:
Product sales revenue	¥72,291		¥69,674		$610,372
Service revenue	20,547		19,329		169,330

Total net revenues	92,838	100.0	89,003	100.0	779,702

COSTS AND EXPENSES:
Costs of products sold	41,654		40,823		357,625
Costs of services rendered	18,934		17,021		149,111
Selling, general and administrative	15,667		16,591		145,344

Total costs and expenses	76,255	82.1	74,435	83.6	652,080

Operating income	16,583	17.9	14,568	16.4	127,622

OTHER INCOME (EXPENSES):
Interest income	191		194		1,699
Interest expense	(124)		(275)		(2,409)
Other, net	38		(172)		(1,507)

Other income (expenses), net	105	0.1	(253)	(0.3)	(2,217)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	16,688	18.0	14,315	16.1	125,405
INCOME TAXES	7,089	7.7	5,177	5.8	45,353
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	9,599	10.3	9,138	10.3	80,052
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	123	0.1	213	0.2	1,866
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(3)	(0.0)	(12)	(0.0)	(105)

NET INCOME	¥9,473	10.2	¥8,913	10.1	$78,081

	Yen		U.S. Dollar
	Third quarter ended December 31, 2006	Third quarter ended December 31, 2007	Third quarter ended December 31, 2007
PER SHARE DATA:
Basic net income per share	¥69.03	¥64.91	$0.57
Diluted net income per share	69.00	64.89	0.57

Weighted-average common share outstanding	137,239,132	137,307,136
Diluted weighted-average common shares outstanding	137,296,666	137,336,172

<Page 12>

5.	Consolidated Statements of Cash Flows (Unaudited)

(Before amendment)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
Cash flows from operating activities:
Net income	¥14,587	¥17,910	¥16,211	$156,899
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	7,916	9,199	11,757	80,587
Provision for doubtful receivables	20	(27)	(76)	(236)
Loss on sale or disposal of property and equipment, net	125	247	829	2,164
Equity in net income of an affiliated company	(78)	(135)	(138)	(1,183)
Minority interest	501	1,159	575	10,153
Deferred income taxes	(729)	(1,763)	2,621	(15,445)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(12,357)	(16,770)	4,716	(146,912)
Increase in inventories	(4,406)	(976)	(4,298)	(8,550)
Increase (decrease) in trade notes and accounts payable	3,389	(2,555)	3,354	(22,383)
Increase (decrease) in accrued income taxes	2,735	7,307	(7,190)	64,012
Increase in accrued expenses	4,786	2,055	3,567	18,003
Increase (decrease) in deferred revenue	724	(35)	309	(307)
Other, net	(1,742)	3,944	(413)	34,551

Net cash provided by operating activities	15,471	19,560	31,824	171,353

(After amendment)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
Cash flows from operating activities:
Net income	¥14,587	¥15,201	¥16,211	$133,167
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	7,916	9,199	11,757	80,587
Provision for doubtful receivables	20	(27)	(76)	(236)
Loss on sale or disposal of property and equipment, net	125	247	829	2,164
Equity in net income of an affiliated company	(78)	(135)	(138)	(1,183)
Minority interest	501	1,159	575	10,153
Deferred income taxes	(729)	(3,599)	2,621	(31,529)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(12,357)	(16,770)	4,716	(146,912)
Increase in inventories	(4,406)	(3,415)	(4,298)	(29,917)
Increase (decrease) in trade notes and accounts payable	3,389	(2,555)	3,354	(22,383)
Increase (decrease) in accrued income taxes	2,735	7,307	(7,190)	64,012
Increase in accrued expenses	4,786	2,055	3,567	18,003
Increase (decrease) in deferred revenue	724	6,949	309	60,876
Other, net	(1,742)	3,944	(413)	34,551

Net cash provided by operating activities	15,471	19,560	31,824	171,353

<Page 13>

6.	Segment Information (Unaudited)

a. Segment Information

(Nine months ended December 31)

(Before amendment)

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,979	¥64,714	¥12,645	¥12,392	¥229,730
Intersegment	1,161	271	—	(1,432)	—

Total	141,140	64,985	12,645	10,960	229,730
Operating expenses	108,005	60,268	10,733	18,570	197,576

Operating income (loss)	¥33,135	¥4,717	¥1,912	¥(7,610)	¥32,154

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,226,272	$566,921	$110,775	$108,559	$2,012,527
Intersegment	10,171	2,374	—	(12,545)	—

Total	1,236,443	569,295	110,775	96,014	2,012,527
Operating expenses	946,167	527,972	94,025	162,681	1,730,845

Operating income (loss)	$290,276	$41,323	$16,750	$(66,667)	$281,682

(After amendment)

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,995	¥64,714	¥12,645	¥12,392	¥222,746
Intersegment	1,161	271	—	(1,432)	—

Total	134,156	64,985	12,645	10,960	222,746
Operating expenses	105,565	60,268	10,733	18,570	195,136

Operating income (loss)	¥28,591	¥4,717	¥1,912	¥(7,610)	¥27,610

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,165,090	$566,921	$110,775	$108,559	$1,951,345
Intersegment	10,171	2,374	—	(12,545)	—

Total	1,175,261	569,295	110,775	96,014	1,951,345
Operating expenses	924,792	527,972	94,025	162,681	1,709,470

Operating income (loss)	$250,469	$41,323	$16,750	$(66,667)	$241,875

<Page 14>

(Third quarter ended December 31)

(Before amendment)

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥66,769	¥20,974	¥5,045	¥3,199	¥95,987
Intersegment	393	112	—	(505)	—

Total	67,162	21,086	5,045	2,694	95,987
Operating expenses	47,331	19,982	4,083	5,479	76,875

Operating income (loss)	¥19,831	¥1,104	¥962	¥(2,785)	¥19,112

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$584,924	$183,741	$44,196	$28,024	$840,885
Intersegment	3,443	981	—	(4,424)	—

Total	588,367	184,722	44,196	23,600	840,885
Operating expenses	414,639	175,050	35,769	47,998	673,456

Operating income (loss)	$173,728	$9,672	$8,427	$(24,398)	$167,429

(After amendment)

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥59,785	¥20,974	¥5,045	¥3,199	¥89,003
Intersegment	393	112	—	(505)	—

Total	60,178	21,086	5,045	2,694	89,003
Operating expenses	44,891	19,982	4,083	5,479	74,435

Operating income (loss)	¥15,287	¥1,104	¥962	¥(2,785)	¥14,568

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$523,741	$183,741	$44,196	$28,024	$779,702
Intersegment	3,443	981	—	(4,424)	—

Total	527,184	184,722	44,196	23,600	779,702
Operating expenses	393,263	175,050	35,769	47,998	652,080

Operating income (loss)	$133,921	$9,672	$8,427	$(24,398)	$127,622

<Page 15>

b. Geographic Information

(Nine months ended December 31)

(Before amendment)

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥171,727	¥21,673	¥30,512	¥5,818	¥229,730	—	¥229,730
Intersegment	15,826	3,483	33	408	19,750	¥(19,750)	—

Total	187,553	25,156	30,545	6,226	249,480	(19,750)	229,730
Operating expenses	160,001	25,096	26,626	5,659	217,382	(19,806)	197,576

Operating income	¥27,552	¥60	¥3,919	¥567	¥32,098	¥56	¥32,154

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,504,398	$189,864	$267,297	$50,968	$2,012,527	—	$2,012,527
Intersegment	138,642	30,513	289	3,574	173,018	$(173,018)	—

Total	1,643,040	220,377	267,586	54,542	2,185,545	(173,018)	2,012,527
Operating expenses	1,401,673	219,852	233,254	49,575	1,904,354	(173,509)	1,730,845

Operating income	$241,367	$525	$34,332	$4,967	$281,191	$491	$281,682

(After amendment)

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥170,476	¥21,555	¥25,055	¥5,660	¥222,746	—	¥222,746
Intersegment	13,626	3,483	33	408	17,550	¥(17,550)	—

Total	184,102	25,038	25,088	6,068	240,296	(17,550)	222,746
Operating expenses	158,664	25,035	23,438	5,606	212,743	(17,607)	195,136

Operating income	¥25,438	¥3	¥1,650	¥462	¥27,553	¥57	¥27,610

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,493,439	$188,830	$219,492	$49,584	$1,951,345	—	$1,951,345
Intersegment	119,369	30,513	289	3,574	153,745	$(153,745)	—

Total	1,612,808	219,343	219,781	53,158	2,105,090	(153,745)	1,951,345
Operating expenses	1,389,961	219,317	205,326	49,111	1,863,715	(154,245)	1,709,470

Operating income	$222,847	$26	$14,455	$4,047	$241,375	$500	$241,875

<Page 16>

(Third quarter ended December 31)

(Before amendment)

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥59,966	¥9,647	¥24,055	¥2,319	¥95,987	—	¥95,987
Intersegment	11,337	1,299	33	248	12,917	¥(12,917)	—

Total	71,303	10,946	24,088	2,567	108,904	(12,917)	95,987
Operating expenses	57,885	10,299	19,253	2,339	89,776	(12,901)	76,875

Operating income (loss)	¥13,418	¥647	¥4,835	¥228	¥19,128	¥(16)	¥19,112

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$525,326	$84,512	$210,732	$20,315	$840,885	—	$840,885
Intersegment	99,317	11,380	289	2,173	113,159	$(113,159)	—

Total	624,643	95,892	211,021	22,488	954,044	(113,159)	840,885
Operating expenses	507,096	90,224	168,664	20,491	786,475	(113,019)	673,456

Operating income (loss)	$117,547	$5,668	$42,357	$1,997	$167,569	$(140)	$167,429

(After amendment)

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥58,715	¥9,529	¥18,598	¥2,161	¥89,003	—	¥89,003
Intersegment	9,137	1,299	33	248	10,717	¥(10,717)	—

Total	67,852	10,828	18,631	2,409	99,720	(10,717)	89,003
Operating expenses	56,548	10,238	16,065	2,286	85,137	(10,702)	74,435

Operating income (loss)	¥11,304	¥590	¥2,566	¥123	¥14,583	¥(15)	¥14,568

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$514,367	$83,478	$162,926	$18,931	$779,702	—	$779,702
Intersegment	80,043	11,380	289	2,173	93,885	$(93,885)	—

Total	594,410	94,858	163,215	21,104	873,587	(93,885)	779,702
Operating expenses	495,383	89,689	140,736	20,026	745,834	(93,754)	652,080

Operating income (loss)	$99,027	$5,169	$22,479	$1,078	$127,753	$(131)	$127,622